Eric Jensen

+1 650 843 5049

ejensen@cooley.com

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by DigitalOcean Holdings, Inc.

in connection with its Registration Statement on Form S-1 (File No. 333-253483)

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

March 1, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn:	Matthew Crispino, Staff Attorney

Larry Spirgel, Office Chief

Lisa Etheredge, Staff Accountant

Robert Littlepage, Accounting Branch Chief

Re:	DigitalOcean Holdings, Inc.
Registration Statement on Form S-1
Filed February 25, 2021 File No. 333-253483

Ladies and Gentlemen:

On behalf of DigitalOcean Holdings, Inc. (the “Company”), we are submitting this supplemental letter to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83).

Preliminary Price Range

The Company supplementally advises the Staff that, on February 17, 2021, representatives of Morgan Stanley & Co. LLC, one of the lead underwriters of the IPO and on behalf of the other underwriters (collectively, the “Representatives”), recommended a preliminary IPO price range of $[***] to $[***] per share of common stock (“Preliminary Price Range”), with a midpoint of $[***] per share. The Company does not anticipate effecting a stock split or a reverse stock split in connection with the IPO. The proposed Preliminary Price Range presented by the Representatives was informed by current market conditions, an analysis of the Company’s financial results and prospects, the performance of recent initial public offerings in the technology industry and the current market valuations of other high-growth software and technology companies.

*FOIA Confidential Treatment Requested by DigitalOcean Holdings, Inc.*

Cooley LLP    55 Hudson Yards, New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

The Company supplementally advises the Staff that the Preliminary Price Range is subject to further revision based on changes in the broader economic environment and the technology sector, the Company’s business performance developments and a variety of other factors.

The Company believes the primary factors that explain the difference between the Preliminary Price Range and the fair value of the Company’s common stock used for purposes of measuring the grant date fair value of the Company’s equity awards following the commencement of the Company’s IPO process in October 2020 are as follows:

•

Conversion of Preferred Stock. The Preliminary Price Range assumes the conversion of all the Company’s preferred stock into common stock upon the completion of the IPO. The corresponding elimination of the rights and preferences of the preferred stock obviously results in a higher valuation for the Company’s common stock, which is reflected in the Preliminary Price Range.

•

Strong Quarter. The Company had strong revenue performance in the fourth quarter of fiscal 2020, and also recorded an increase in average revenue per user and total customers. This positive revenue trend has continued in 2021 to date.

•

Comparable Companies. The Representatives compared the Company’s performance with the growth rates and profitability metrics of other technology companies across three groupings: (i) “Developer SaaS” companies, such as Atlassian, Twilio, Datadog, MongoDB and others; (ii) “SMB Cloud” companies, such as Hubspot, Paylocity and others; and (iii) “Capex Intensive SaaS” companies, such as Fastly, Dropbox and others. This cohort of companies, which was used by the Representatives, represents a significant expansion of comparable companies not previously included in the Company’s valuation reports.

•

Market Dynamics. The valuation considerations for estimating the Preliminary Price Range were informed by current conditions in the U.S. equity markets, including a significant increase in the valuation multiples for recent initial public offerings of technology companies. In particular, in recent months, there have been a number of high-profile IPOs that have priced at the high-end of previously established ranges and/or that have seen significant increases in their stock prices following their IPOs. However, the Company’s Preliminary Price Range and pursuit of an IPO continues to be uncertain given the fluctuations of the U.S. equity markets in connection with macroeconomic and technology sector events.

•

Liquidity. The Preliminary Price Range represents a future price for shares of common stock that will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of all of the equity grant dates described above appropriately considers a liquidity discount for the lack of marketability.

•

Valuation Methodology. The valuation methodology applied to the Preliminary Price Range assumes a successful IPO in March 2021 with no weighting placed on any other outcome of the Company, such as an acquisition or remaining private.

Determinations of Fair Market Value of Common Stock

Subsequent to the commencement of the IPO process in October 2020, the Company reviewed a number of factors to determine the grant price for its recent equity awards, which were summarized in the prior response letters that were submitted to the Commission. More recently, in connection with the completion of the audit for the Company’s fiscal 2020 financial statements, the Company reviewed equity grants since the commencement of the IPO process to determine if any fair value reassessment was necessary given the factors listed above and increases in multiples observed for high-growth public software and technology companies.

*FOIA Confidential Treatment Requested by DigitalOcean Holdings, Inc.*

Cooley LLP    55 Hudson Yards, New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

As part of this reassessment, the Company made the following adjustments to the October and November 2020 valuations:

•

Lowered the Company specific risk premium (resulting in a lower discount rate) to account for the reduced risk of achieving the forecasts, given the Company’s strong growth in the fourth quarter of 2020 and year-to-date 2021;

•	Removed the weighting on the guideline transaction method given there were no recent transactions that were relevant considering current market conditions;

•	Selected GPCM revenue multiples more in line with the Developer SaaS and SMB Cloud comparable company multiples when estimating the value indications utilized in the analysis; and

•

Removed the secondary sales weighting given the value indications using the updated fair value assumptions in the analysis resulted in a higher fair value estimate for the common stock and, therefore, the secondary sales were no longer viewed as reliable indications of value.

After making these adjustments, the value per share of the common stock for the November and December 2020 equity grants was determined by applying the same weighting to the IPO scenario (50%) and the sale scenario (50%), and by further applying discounts in the IPO and sale scenarios to reflect that the value of the common stock was on a non-marketable basis. The following table summarizes the grant price and common stock fair value per share resulting from this reassessment recorded for financial reporting purposes for equity granted by the Company since August 1, 2020:

Grant Date	Grant Price	Common Stock Fair Value Per Share for Financial Reporting
November 5, 2020	$17.37	$34.84
December 16, 2020	$19.47	$38.63

Conclusion

In light of the above, the Company respectfully submits that the per share common stock fair values for financial reporting set forth in the table above, which have been used as the basis for determining the stock-based compensation in connection with its stock option grants since August 1, 2020, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

*                *                 *

Please contact me at (650) 843-5049 with any questions or further comments regarding our responses to the Staff’s Comments.

*FOIA Confidential Treatment Requested by DigitalOcean Holdings, Inc.*

Cooley LLP    55 Hudson Yards, New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

Sincerely, /s/ Eric Jensen Eric Jensen

cc:	Yancey Spruill, DigitalOcean Holdings, Inc.

William Sorenson, DigitalOcean Holdings, Inc.

Alan Shapiro, DigitalOcean Holdings, Inc.

Brandon Fenn, Cooley LLP

Michael Benjamin, Latham & Watkins LLP

*FOIA Confidential Treatment Requested by DigitalOcean Holdings, Inc.*

Cooley LLP    55 Hudson Yards, New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com